SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNOUNCEMENT OF TRANSACTION WITH RELATED PARTY

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 OPEN COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby in compliance with Annex 30-XXXIII of CVM Instruction No. 552, dated October 9, 2014, hereby informs its shareholders and the market in general of the following related party transaction, realized on February 19, 2020:

Related Party Names

On the one hand, Companhia Hidro Elétrica do São Francisco (“Chesf”), Centrais Elétricas do Norte do Brasil SA (“Eletronorte”), Electricity Generation and Transmission Company of Southern Brazil (“CGT Eletrosul”), Furnas Centrais Elétricas SA (“Furnas”). Furnas, together with Chesf, Eletronorte and CGT Eletrosul, are called “Cedors” and, on the other, Eletrobrás Participações S.A. (“Eletropar”), having, as intervening/consenting party, Centrais Elétricas Brasileiras S.A. (“Eletrobras”).

Issuer Relationships	Furnas, Chesf, Eletronorte, CGT Eletrosul and Eletropar are companies controlled by Eletrobras.
Date of the transaction	02/19/2020
Object of the Agreement

Assignment of the right to use, for a fee, infrastructure of the electricity transmission system, as well as activated optical fibers, made available for activation and/or not activated, contained in the cables installed in the aforementioned infrastructure, owned by the Cedors, to Eletropar, for the exclusive purpose of entering into an agreement with Eletronet S.A. (“Eletronet”), aiming at exploring the use of said assets, in the provision of telecommunications services or entering into swap contracts, within the scope of the rights and obligations of PARTIES provided for in this AGREEMENT (“SERVICES”).

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Main Terms and Conditions

Monthly payment to Cedors of the gross amount of R$ 48.00 (forty-eight reais) per kilometer of activated fiber and fiber optic pair made available for activation in favor of Eletronet.

Eletropar's remuneration, for the exclusive management of the interests of the Cedors, in this AGREEMENT, will consist of the amount resulting from the application of the percentage of 2% (two percent) on the monthly net amount received by Eletropar, from Eletronet.

The amounts will be adjusted on an annual basis by the variation of the General Market Price Index - IGP-M.

All other amounts received by Eletropar, whether as dividends, interest on equity or any other forms of income from its shareholding in Eletronet, will be passed on to the Cedors.

Deadline: Until 08/20/2039

Detailed justification of the reasons why the Company's management considers that the transaction observed commutative conditions or provides for adequate compensatory payment

The decision-making process regarding prices was based on a set of technical notes, submitted for the appreciation of the Ceding Companies' Steering Committee (“CDC”). In addition to the economic and financial analysis, it is supported by an external consultancy report specialized in telecommunications, in which the recommended range of market prices was pointed out, for the decision of the final value respecting these limits and seeking to neutralize the possibility of litigation liabilities and the maximization of aggregated value for Eletrobras companies.

Eventual participation of the counterparty, its partners or managers in the decision process of the issuer's subsidiary regarding the transaction or the negotiation of the transaction as representatives of the Company, describing these interests

Eletrobras, parent company of Furnas, Chesf, Eletronorte, CGT Eletrosul and Eletropar acted as intervening / consenting party in the process.

Rio de Janeiro, March 2, 2020.

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.